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                                                                    EXHIBIT 8.1


                                     [__________, 1998]






West Coast Bancorp, Inc.
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035

Centennial Holdings, Ltd.
2850 Harrison Avenue N.W.
Olympia, Washington 98602

        Re:    Holding Company Merger--Tax Consequences

Ladies and Gentlemen:

        This letter responds to your request for our opinion as to certain of the federal income tax consequences of the proposed merger (the "Merger") of Centennial Holdings, Ltd. ("Centennial") into West Coast Bancorp, Inc. ("West Coast").

        We have acted as legal counsel to West Coast in connection with the Merger. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:

        a. The Plan and Agreement of Merger, dated as of October 30, 1997, between West Coast and Centennial (the "Merger Agreement");

        b. Form S-4 Registration Statement of West Coast filed with the Securities and Exchange Commission on December __, 1997;

        c. The Joint Proxy Statement of West Coast and Centennial (included as part of the Registration Statement);

        d. The factual representations set forth in a letter from West Coast and Centennial, dated [_________ __, 1998]; and

        e. Such other documents, instruments, records and information pertaining to the Merger as we have deemed necessary for rendering our opinion.

        We have assumed, without independent investigation or review, the accuracy and completeness of the facts and representations and warranties contained in those documents or


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otherwise made known to us, and that the Merger will be effected in accordance with the terms of the Merger Agreement.

        In connection with the Merger and pursuant to the Merger Agreement, each share of Centennial voting common stock will be exchanged for that number of shares of West Coast voting common stock based on the exchange rate established in the Merger Agreement. Cash will be issued in lieu of fractional shares. Centennial shareholders who perfect their dissenters rights under state law will be paid the cash value for their Centennial shares. Such payments will be made by West Coast. Upon the consummation of the Merger, West Coast will continue the historic business of Centennial.

        Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the matter contemplated, it is our opinion that:


1. The merger of Centennial into West Coast solely for West Coast voting common stock, as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, as amended (the "Code"). West Coast and Centennial will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Centennial shareholders upon the receipt of West Coast voting common stock solely in exchange for their shares of Centennial stock, pursuant to Section 354(a)(1) of the Code.

3. The basis of the shares of West Coast voting common stock received by Centennial shareholders will be the same as the basis of the Centennial stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

4. The holding period of the shares of West Coast voting common stock received by Centennial shareholders will include the holding period during which the Centennial stock surrendered in exchange therefor was held, provided that the shares of Centennial stock were held as a capital asset in the hands of the exchanging shareholders on the date of the exchange, pursuant to Section 1223(1) of the Code.

5. No gain or loss will be recognized by Centennial upon the transfer of its assets to West Coast, pursuant to Sections 361 and 357(a) of the Code.

6. The basis of the assets of Centennial acquired by West Coast will be the same as the basis of Centennial in the assets immediately before the Merger, pursuant to Section 362(b) of the Code.


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7.      The holding period of the assets acquired by West Coast will include the period such assets were held by Centennial, pursuant to Section 1223(2) of the Code.

8. No gain or loss will be recognized by West Coast upon the receipt of the assets of Centennial, as described above.

9. Cash payments by West coast to Centennial Shareholders in lieu of fractional shares of West Coast common stock will be treated as a distribution in redemption of the fractional share interest, subject to the limitations of Section 302 of the Code.

        Our opinion represents only our best legal judgment as to the probable federal income tax consequences of the transaction described, based upon existing law. Our opinion is not intended to be a conclusive statement as to all of the tax consequences of the transaction and is expressly limited to the matters addressed. Further, our opinion is not binding upon the Internal Revenue Service (the "IRS") or any court and has no official status of any kind, and no private ruling regarding the matters discussed has been or will be requested from the IRS. The IRS has ruled in a number of private rulings that transactions substantially identical to the Merger result in tax consequences consistent with those described in this opinion. Although such rulings do not constitute authority on which we can rely in expressing our opinion, such rulings generally do reflect the position of the IRS. Each shareholder, however, is urged to consult with his or her own tax advisor with respect to their individual tax situation. Our opinion is intended solely for the benefit of West Coast, Centennial, the shareholders of West Coast and the shareholders of Centennial , and may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.

                                            Very truly yours,

                                            GRAHAM & DUNN